Exhibit 99.1

May 10, 2022
Dear Shareholder:
We cordially invite you to the 2022 Annual General Meeting of Shareholders of Taboola.com Ltd. (the “Meeting”), to be held on Tuesday, June 14, 2022 at 4:00 p.m. (Israel time) / 9:00 a.m. (Eastern time) online via live audio webcast at www.virtualshareholdermeeting.com/TBLA2022.
At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors unanimously recommends that you vote FOR each of the proposals listed in the Notice.
Only shareholders of record at the close of business on May 5, 2022 are entitled to notice of and to vote at the Meeting.
Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.
We look forward to your participation in the Meeting.
Sincerely,

Zvi Limon Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders
To be Held on Tuesday, June 14, 2022
Dear Shareholder:
We cordially invite you to the 2022 Annual General Meeting of Shareholders (the “Meeting”) of Taboola.com Ltd. (the “Company”), to be held on Tuesday, June 14, 2022 at 4:00 p.m. (Israel time) / 9:00 a.m. (Eastern time) online via live audio webcast at www.virtualshareholdermeeting.com/TBLA2022.
The following matters are on the agenda for the Meeting (each a “Proposal” and collectively the “Proposals”):
1.
To re-elect each of Erez Shachar, Deirdre Bigley and Lynda Clarizio as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified; and

2.
To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 5, 2022, either directly or indirectly as a beneficial owner holding through one or more banks, brokers, trustees or other nominees that is one of our shareholders of record at such time.
You can vote your ordinary shares by attending the Meeting, by completing and signing the proxy card to be distributed with the proxy statement or voting by telephone or Internet. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on May 5, 2022, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).
Our board of directors unanimously recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.
The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to another specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.
The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is May 17, 2022. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website, https://investors.taboola.com or at our offices at 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel upon prior written notice and during regular working hours (telephone number: +972-3-696-6966) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on June 13, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.
By Order of the Board of Directors,

Zvi Limon Chairman of the Board of Directors

Proxy Statement
Annual General Meeting of Shareholders

To Be Held on Tuesday June 14, 2022
This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Taboola.com Ltd. (the “Company” or “Taboola”) to be voted at the 2022 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 4:00 p.m. (Israel time) / 9:00 a.m. (Eastern time) online via live audio webcast at www.virtualshareholdermeeting.com/TBLA2022.
This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Taboola’s ordinary shares, beginning May 10, 2022.
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 5, 2022, either directly or indirectly as a beneficial owner through one or more brokers, trustees or other nominees that is one of our shareholders of record at such time. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
Agenda Items
The following matters are on the agenda for the Meeting (each a “Proposal” and collectively the “Proposals”):
1.
To re-elect each of Erez Shachar, Deirdre Bigley and Lynda Clarizio as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified; and

2.
To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.
We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies will vote upon such matters in accordance with their best judgment and the recommendation of the Board.
Board Recommendation
Our Board unanimously recommends that you vote “FOR” each of the above Proposals.
Quorum and Adjournment
On May 5, 2022, the record date for the Meeting, we had a total of 239,143,546 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on May 5, 2022, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.
Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting in person or by proxy but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker, trustee or other nominee to instruct its bank, broker, trustee or other nominee how to vote its ordinary shares if the shareholder wants its ordinary shares to count for the Proposals.
Vote Required for Approval of each Proposal
The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each Proposal.
Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.
How You Can Vote
You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:
•
By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders
If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on June 13, 2022.
If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions your ordinary shares will be voted in favor of each of the Proposals in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in accordance with their best judgment and the recommendation of the Board on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association.
Beneficial Owners
If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote.
Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.
Who Can Vote
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 5, 2022, either directly or indirectly through a broker, trustee or other nominee that is one of our shareholders of record at such time.
Revocation of Proxies
Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: filing with us a written notice of revocation sent to the attention of Ross Miga, Assistant Corporate Secretary, Taboola.com Ltd., 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel; properly submitting a duly executed proxy bearing a later date; or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.
Solicitation of Proxies
Proxies are being distributed to shareholders beginning May 10, 2022. Certain officers, directors, employees and agents of Taboola, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.
Voting Results
The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.
Availability of Proxy Materials
The notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://investors.taboola.com. Information on our website is not incorporated by reference in this proxy statement.
Assistance in Voting your Shares
Your vote is important! If you are a registered holder and you have general questions about how to cast your vote by internet, phone, or mail, please call Broadridge Financial Solutions, Inc., at +1-303-562-9304 (international) or +1-844-998-0339 (toll free in the U.S. and Canada).

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of our ordinary shares by:
•	each person or entity who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of any series of our voting ordinary shares;
•	each of our current executive officers and directors;
•	all current executive officers and directors as a group.
The beneficial ownership of ordinary shares of the Company is based on 239,143,546 ordinary shares issued and outstanding as of May 5, 2022, the record date for the Meeting. In the table below, the percent of outstanding shares for beneficial owners who reported their ownership on Schedule 13G has been recalculated using the 239,143,546 ordinary shares issued and outstanding as of the record date.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if the individual or entity possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days of May 5, 2022.
	Number of Shares Beneficially Owned	Percent of Outstanding Shares
Name and Address of Beneficial Owners
Five Percent Holders:
Evergreen(1)	24,275,381	10.1%
Marker(2)	15,044,534	6.3%
Pitango(3)	12,387,648	5.2%
STG III, L.P(4)	17,328,049	7.2%
FMR LLC(5)	13,929,688	5.8%
Executive Officers and Directors
Adam Singolda(6)	13,196,162	5.5%
Eldad Maniv(7)	8,263,774	3.5%
Lior Golan(8)	8,814,601	3.7%
Stephen Walker*	*	*
Kristy Sundjaja*	*	*
Zvi Limon(9)	2,598,999	1.1%
Erez Shachar(10)	24,293,387	10.2%
Gilad Shany(11)	12,499,158	5.2%
Richard Scanlon(12)	15,062,540	6.3%
Nechemia J. Peres(13)	12,405,654	5.2%
Deirdre Bigley*	*	*
Lynda Clarizio*	*	*
All Executive Officers and Directors as a Group	98,750,659	41.3%
*	Less than 1%.
(1)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on February 15, 2022. Consists of 21,822,632 Ordinary Shares held by Evergreen V, L.P and 2,452,749 Ordinary Shares held by Evergreen VA, L.P (the “Evergreen Entities”). Evergreen 5 G.P. Ltd. is the General Partner of the General Partner of the Evergreen Entities. Erez Shachar, Boaz Dinte, Amichai Hammer, Adi Gan and Ronit Bendori are the principals of Evergreen Venture Partners Ltd., the sole shareholder of Evergreen 5 GP Ltd., and hold the voting and dispositive power for the Evergreen Entities. Investment and voting decisions with respect to the shares held by the Evergreen Entities are made by the principals of Evergreen Venture Partners Ltd. The address for Evergreen V, L.P and Evergreen VA, L.P. is Museum Building, 7th Floor; 4 Berkovich St.; Tel Aviv 6133002, Israel.

(2)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on February 22, 2022. Consists of 9,863,188 Ordinary Shares held by Lantern I Ltd., 3,416,534 Ordinary Shares held by Marker TA Investments Ltd., 1,254,300 Ordinary Shares held by Marker II LP. Taboola Series E LP, and 510,512 Ordinary Shares held by Marker Follow-On Fund, LP. Marker Lantern Management Ltd. (“Marker Management”) is the manager of Marker Lantern 1 Ltd. and may be deemed to beneficially own the shares held by Marker Lantern 1 Ltd. Marker Lantern II Manager Ltd. (“Marker II Manager”) is the manager of Marker Lantern II Ltd. and may be deemed to beneficially own the shares held by Marker Lantern II Ltd. Marker II GP, Ltd. (“Marker II GP”) is the general partner of Marker II LP. Taboola Series E LP and may be deemed to beneficially own the shares held by Marker II LP. Taboola Series E LP. Marker Follow-On Fund

GP, Ltd. (“Marker Follow-On GP”) is the general partner of Marker Follow-On Fund, LP and may be deemed to beneficially own the shares held by Marker Follow-On Fund, LP. Richard Scanlon is the sole director of each of Marker Management, Marker II Manager, Marker II GP and Marker Follow-On GP and, in such capacity, controls each of these entities and may be deemed to beneficially own such shares. The address for Marker Lantern II Ltd., Marker TA Investments Ltd., Marker II LP. Taboola Series E LP and Marker Follow-On Fund, LP is 110 E 59th St. 28th Floor, New York, NY 10022.
(3)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on February 14, 2022. Consists of 12,387,648 Ordinary Shares held by Pitango V.C. Fund VI L.P. (the “Pitango Entities”). Pitango V.C. Fund VI, L.P. is the General Partner of the Pitango Entities and Pitango GP Capital Holdings Ltd. is the General Partner of the General Partner of the Pitango Entities. Messrs. Zeev Binman, Aaron Mankovski, Isaac Hillel, Nechemia (Chemi) Peres and Rami Kalish are the managing partners of Pitango GP Capital Holdings Ltd. and hold the voting and dispositive power for the Pitango Entities. Investment and voting decisions with respect to the shares held by the Pitango Entities are made by the managing partners of Pitango GP Capital Holdings Ltd. 10,746,734 of Ordinary Shares held by Pitango Venture Capital Fund VI, L.P. 1,384,470 Ordinary Shares held by Pitango Venture Capital Fund VIA, L.P and 256,444 Ordinary Shares held by Pitango Venture Capital Principals Fund VI L.P, The address for Pitango Venture Capital Fund VI L.P, Pitango Venture Capital Fund VIA, L.P and Pitango Venture Capital Principals Fund VI L.P is 11 HaMenofim St. Bldg. B Herzliya 4672562, Israel.

(4)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on September 14, 2021. STG III GP, L.P. is the sole General Partner of STG III, L.P. and STG III-A, L.P. (the “STG Entities”) and consequently has the power to vote or direct the voting, or dispose, or direct the disposition of all of the reported shares. STG UGP, LLC is the sole General Partner of STG III GP, L.P. and controls the voting or disposition of all of the reported shares. Dr. Wadhwani is the Manager of STG UGP, LLC and either has the sole authority and discretion to manage and conduct the affairs of STG UGP, LLC or has veto power over the management and conduct of STG UGP, LLC. STG III GP, L.P.; STG UGP, LLC and Dr. Wadhwani each disclaim beneficial ownership of the shares held directly by the STG Entities except to the extent of their pecuniary interest. The record holder of the reported shares is Shop Management, LLC. The address for the STG Entities, STG III GP, L.P and STG UGP, LLC is 1300 El Camino, Suite 3000, Menlo Park, California 94025.

(5)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on February 9, 2022. FMR LLC, is a parent holding company. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(6)	Consists of 6,356,868 Ordinary Shares and 6,839,294 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of May 5, 2022.
(7)	Consists of 4,283,043 Ordinary Shares and 3,980,731 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of May 5, 2022.
(8)	Consists of 133,118 Ordinary Shares and 8,681,483 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of May 5, 2022.
(9)
Consists of 2,580,993 Ordinary Shares held by Buda Trust by Zvi Keningshuch and 18,006 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of May 5, 2022.

(10)
Erez Shachar is a Managing Partner of Evergreen Venture Partners and may be deemed to share voting and dispositive power of the shares held by the Evergreen entities described above. Mr. Shahchar otherwise disclaims beneficial ownership over the shares beneficially owned by the Evergreen entities described above. Reported shares include 18,006 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of May 5, 2022.

(11)
Consists of 5,783,147 Ordinary Shares and 5,780,000 Ordinary Shares underlying warrants issued to ION Holdings 1, LP and 900,000 Ordinary Shares held by ION Crossover Partners LP. Gilad Shany is a member of the Investment Committee of ION Holdings 1, LP and ION Crossover Partners LP and may be deemed to share voting and dispositive power of the shares held by such entities. Mr. Shany otherwise disclaims beneficial ownership over any shares beneficially owned by any ION entities other than those identified in this Note 10. Reported shares include 36,011 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of May 5, 2022.

(12)
Richard Scanlon is a Managing Partner and Founder of Marker LLC and exercises voting and dispositive power of the shares held by the Marker entities described above. Mr. Scanlon otherwise disclaims beneficial ownership over the shares beneficially owned by the Marker entities described above. Reported shares include 18,006 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of May 5, 2022.

(13)
Nechemia J. Peres is a Managing Partner and Co-Founder of Pitango Venture Capital and may be deemed to share voting and dispositive power of the shares held by the Pitango entities described above. Mr. Peres otherwise disclaims beneficial ownership over the shares beneficially owned by the Pitango entities described above. Reported shares include 18,006 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of May 5, 2022.

COMPENSATION OF EXECUTIVE OFFICERS
For information concerning the annual compensation earned during 2021 by our five most highly compensated executive officers, please see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 24, 2022 (the “Annual Report”), a copy of which is available on our website at https://investors.taboola.com.
CORPORATE GOVERNANCE
Overview
Taboola is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.
Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our Board currently consists of eight directors. Each of our seven non-executive directors is independent under the Nasdaq Stock Market, LLC (“Nasdaq”) listing standards.
Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which such director’s term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.
Corporate Governance Practices
Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:
What we do
✔	Base a significant portion of executive compensation opportunity on financial performance	✔	Maintain an anti-hedging and pledging policy
✔	Set annual incentive targets for our chief executive officer based on objective performance measures	✔	Offer equity and cash compensation to our executive officers which we believe incentivizes them to deliver both short-term and long-term shareholder value
✔	Maintain a forfeiture and clawback policy	✔	Mitigate dilution by use of a net issuance mechanism for certain executives
✔	Maintain a majority independent Board	✔	Maintain an independent compensation committee which engages an independent compensation advisor
✔	Maintain entirely independent Board committees	✔	Cap cash bonus payments and annual equity based compensation
✔	Emphasize pay-for-performance – meaning the earning of annual bonuses are subject to the attainment of objective performance measurements	✔	Regularly review the executive compensation and peer group data
We highlight below certain key aspects of our corporate governance regime such as our (i) dilution management, (ii) shareholder engagement, and (iii) Board leadership structure.
Dilution Management
Under the supervision of the Compensation Committee and the Board, we exercise a disciplined approach to manage the long-term effects of our equity incentive grants and we frequently review and assess our levels of share dilution. We remain committed to cautious management of the Company’s dilution and continue to take measures to mitigate dilution, while carefully balancing our need to retain talented employees and executives.

As part of our efforts to mitigate dilution, we utilize a net issuance mechanism for certain executives that allows the Company to withhold from such grantee’s equity award (e.g., restricted stock units or options) the number of shares equal in value to the estimated taxes due on such equity award and release the net, or remaining, number of shares to the grantee. The number of shares withheld is generally based on the fair market value of the shares on a specified date or dates before the withholding. The Company then pays the relevant tax authority on behalf of the grantee from its own cash and as such avoids the issuance of additional shares. Implementation of the net issuance mechanism reduces the amount of shares issued and released to the market, thus mitigating the dilution that would otherwise occur. Under Israeli law, the use of such net issuance mechanism may be deemed a share repurchase that requires, in certain cases, a court approval to protect the interests of creditors. On November 16, 2021, the Tel Aviv District Court Economic Department, (the “Israeli court”) approved, a program of up to $60,000,000, to be utilized, if so determined by our Board, in connection with such net issuance mechanism and possible future share repurchases, for a six month period. On April 7, 2022, we filed a motion with the Israeli court, to extend this initial approval.
Shareholder Engagement
We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and considered as appropriate for the Company’s strategy, business growth and maturity stage. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders on a variety of topics, including business strategy, executive compensation, and corporate governance. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.
Board Leadership Structure
Our Board believes that our current leadership structure, consisting of an independent Chairman separate from the CEO, is the most effective and in the best interests of the Board, Taboola and its shareholders. The separation of the Chairman and CEO positions allows our independent Chairman to focus on leading the Board, ensuring that it provides strong oversight of management and that all directors are well-positioned to discharge their duties appropriately. Furthermore, this structure allows our CEO to focus his attention on the business and execution of the Company’s strategic objectives.
Diversity of the Board of Directors
Board Diversity Matrix (As of December 31, 2021)
Country of Principal Executive Offices	United States
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

PROPOSAL 1

RE-ELECTION OF DIRECTORS
Background
Our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:
•	the Class I directors are Erez Shachar, Deirdre Bigley and Lynda Clarizio, and their terms will expire at the Meeting;
•	the Class II directors, are Gilad Shany, Nechemia Peres and Richard Scanlon, and their terms will expire at our annual meeting of shareholders to be held in 2023; and
•	the Class III directors are Zvi Limon and Adam Singolda, and their terms will expire at our annual meeting of shareholders to be held in 2024.
At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.
At the Meeting, shareholders will be asked to re-elect each of Erez Shachar, Deirdre Bigley and Lynda Clarizio. Deirdre Bigley serves on our Audit Committee, Erez Shachar serves on our Compensation Committee and Erez Shachar and Lynda Clarizio serve on our Nominating and Corporate Governance Committee. Each of the directors standing for re-election at the Meeting qualifies as an independent director under the listing standards of the Nasdaq. Erez Shachar also qualifies as an independent director under the listing standards of the Nasdaq relating to Compensation Committee membership. Deirdre Bigley qualifies as an independent director under the rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) relating to Audit Committee membership and is also financially literate in accordance with the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq.
If re-elected at the Meeting, each of Erez Shachar, Deirdre Bigley and Lynda Clarizio will serve until the 2025 annual general meeting of our shareholders, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.
In accordance with the Companies Law, each of Erez Shachar, Deirdre Bigley and Lynda Clarizio has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.
During 2021, each of the directors standing for re-election at the Meeting attended 100% of the total of all meetings of the Board and committees on which the director served during his or her service as a director.
The Nominating and Corporate Governance Committee of our Board recommended that each of Erez Shachar, Deirdre Bigley and Lynda Clarizio be re-elected at the Meeting as a Class I director for a term to expire at the 2025 annual general meeting of our shareholders, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law. Our Board approved this recommendation.
Biographical information concerning Erez Shachar, Deirdre Bigley and Lynda Clarizio is set forth below:
Erez Shachar has served as a member of our Board since 2007. Mr. Shachar is the co-founder and managing partner of Qumra Capital Management Ltd., a venture capital firm founded in 2014. Since 2004, Mr. Shachar has also served as managing partner of Evergreen Venture Partners Ltd., a venture capital firm focusing on investment opportunities in technology companies. Mr. Shachar has served as a member of the board of directors of Fiverr, Varonis Systems, Peer 39, Traiana Inc., Identify, Itemfield Inc., eGlue Business Technologies Inc., and Aduva Inc. Also, as of December 31, 2021, Mr. Shachar serves as a member of the board of directors of Riskified Ltd. (NYSE: RSKD) and several private companies, including Talkspace. Prior to his Venture Capital career, Mr. Shachar was the Chief Executive Officer of Nur Macroprinters, (Nasdaq: NURM) which was acquired by HP. Mr. Shachar holds a B.S. degree in Math and Computer Science from Tel Aviv University and an M.B.A. from the INSEAD

Business School. Mr. Shachar’s extensive experience providing strategic and investment advisory services to companies, his understanding of the companies we acquired during his years of service on our Board, and his experience as a board member of various public and private companies provides the Board valuable experience on corporate strategy and business expansion.
Deirdre Bigley has served as a member of our Board since April 2021. Ms. Bigley joined Bloomberg, L.P., a global business and financial information and news leader, in 2009 and served as the Chief Marketing Officer from 2013 to 2021. Prior to joining Bloomberg, L.P., Ms. Bigley spent thirteen years at International Business Machines Corporation (IBM), serving in several capacities, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley serves on the boards of directors of: Shutterstock, Inc. (NYSE: SSTK) a global supplier of commercial imagery, video and music since May 2016; Wix.com Ltd. (Nasdaq: WIX), a cloud based development platform, since November 2017; and Sportradar Group AG (Nasdaq: SRAD), a sports betting and sports entertainment company, since April, 2021. Ms. Bigley holds a B.A. in English from West Chester University. Ms. Bigley’s extensive marketing leadership experience, together with her corporate background, enable her to advise our Board on key strategic and operational issues.
Lynda Clarizio has served as a member of our Board since April 2021 Ms. Clarizio has over 20 years of experience in the media industry growing and scaling businesses with a focus on data and technology. She is the co-founder of Brilliant Friends Investing, a seed investment group of C-suite women funding women-led businesses, and is a Strategic Advisor to VidMob, Inc., a marketing creative platform. Ms. Clarizio previously served as President of U.S. Media at Nielsen Holdings plc, a global measurement and data analytics company, where she worked from 2013 to 2018. From 2012 to 2013 she served as Executive Vice President, Corporate Development and Operations of AppNexus, Inc., a programmatic advertising platform. From 2009 to 2012, Ms. Clarizio served as Chief Executive Officer and President of InVision, Inc., a provider of multi-platform advertising solutions. From 1999 to 2009, she held a variety of executive positions with AOL Inc., a media technology company, including President of Platform-A (AOL’s global advertising business) and President of Advertising.com (an AOL subsidiary). Prior to joining AOL, Ms. Clarizio was a partner in the Washington, DC law firm Arnold & Porter, where she practiced law from 1987 through 1999. Ms. Clarizio is a member of the boards of directors of CDW Corporation, Intertek Group plc, Emerald Holding, Inc., Simpli.fi Holdings, Resonate and Cambri and is the Vice-Chair of Human Rights First. She is a graduate of Princeton University, where she earned an A.B., and of Harvard Law School, where she earned a J.D. Ms. Clarizio’s extensive media and data analytics industry leadership experience, together with her corporate development and legal background, enable her to advise our Board on key strategic and operational issues.
Proposal
It is proposed that the following resolutions be adopted at the Meeting:
“RESOLVED, to approve that Erez Shachar be re-elected as a Class I director, to serve until the 2025 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law;
FURTHER RESOLVED, that Deirdre Bigley be re-elected as a Class I director, to serve until the 2025 annual meeting of shareholders and until her successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and
FURTHER RESOLVED, that Lynda Clarizio be re-elected as a Class I director, to serve until the 2025 annual meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”
Vote Required
See “Vote Required for Approval of each of the Proposals” above.
Board Recommendation
The Board unanimously recommends a vote “FOR” Proposal 1.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION
Background
Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022, subject to the approval of our shareholders.
The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years
	2021	2020
	(in thousands)
Audit Fees	$3,598	$2,632
Audit Related Fees	$221	$162
Tax Fees	$1,718	$1,137
All Other Fees	$227	$153
Total	$5,764	$4,084
Audit Fees
Audit fees for the years ended December 31, 2021 and 2020 include fees for the audit of our annual consolidated financial statements and review work. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit Related Fees
Audit related fees for the year ended December 31, 2021 relate to services in connection with our business combination with ION Acquisition Corp. 1, Ltd. and related transactions resulting in our becoming a public listed company on Nasdaq, the Connexity (Shop Holding Corporation) acquisition, and other acquisition related activities. Audit related fees for the year ended December 31, 2020 primarily relate to services in connection with the proposed strategic transaction with Outbrain Inc., which we elected not to consummate, and other acquisition activities.
Tax Fees
Tax fees for the years ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.
All Other Fees
All other fees in the years ended December 31, 2021 and 2020 related to services in connection with non-audit compliance work.
Pre-Approval Policies and Procedures
The advance approval of the audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.
All services provided by our auditors are approved in advance by either the audit committee or members thereof, to whom authority has been delegated, in accordance with the audit committee’s pre-approval policy.
Rule 2-01(c)(7)(i)(C) of Regulation S-X provides a “de minimis” exception which waives the pre-approval requirements for non-audit services provided that: (1) all such services do not aggregate to more than five percent of total revenues paid by the audit client to its accountant in the fiscal year when services are provided, (2) such services were not recognized by the issuer to be non-audit services at the time of the engagement, and (3) such services are promptly brought to the attention of the audit committee of the issuer and approved prior to the completion of the audit by the audit committee or one or more designated representatives. During the year ended December 31, 2021 this exception was applied in relation to tax services performed at an acquired entity. Fees for such services represent less than 1.5% of fees paid to EY during 2021.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board recommends a vote “FOR” Proposal 2.
PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS
In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2021, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at https://investors.taboola.com.
OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, the persons named as proxies will vote, in their discretion, according to their best judgment and the recommendation of the Board.
ADDITIONAL INFORMATION
The Annual Report is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investors” section of the Company’s website at https://investors.taboola.com.
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.
By Order of the Board of Directors,

Zvi Limon Chairman of the Board of Directors
Dated: May 10, 2022